FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month                         March                                 1998
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                               (second submission)


                                REUTERS GROUP PLC
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                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
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                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]

                           Form 20-F [X] Form 40-F [ ]

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes [ ] No [X]


THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT'S PREDECESSOR UNDER THE SECURITIES ACT OF 1933.

REUTERS GROUP PLC

SIR CHRISTOPHER HOGG
CHAIRMAN                                                            6 MARCH 1998

TO THE HOLDERS OF REUTERS GROUP PLC ORDINARY SHARES, THE FOUNDERS SHARE AND AMERICAN DEPOSITARY SHARES

Dear Shareholder

I am pleased to report that the capital reorganisation of Reuters Holdings PLC has been successfully completed. I am writing to you now as Chairman of the new parent company, Reuters Group PLC, to notify you that its first annual general meeting will be held on 21 April 1998 and will be immediately followed by an extraordinary general meeting. Enclosed with this letter are the following documents which relate to matters to be considered at these meetings:

-  the Reuters Holdings PLC 1997 Annual Report;

- notice of the Reuters Group PLC 1998 annual general meeting; and

- a circular and notice of an extraordinary general meeting of Reuters Group
  PLC.

1998 ANNUAL GENERAL MEETING

Usually a resolution is proposed at the annual general meeting to receive the directors' report and audited accounts. This year such a resolution is not appropriate for the Reuters Group PLC annual general meeting because the 1997 directors' report and audited accounts relate to Reuters Holdings PLC which is a different company from Reuters Group PLC. However, to ensure that former shareholders of Reuters Holdings PLC have an opportunity to ask questions about the 1997 directors' report and audited accounts, I will invite shareholders to raise any questions about them at the Reuters Group PLC annual general meeting and a resolution noting those documents will be proposed.

ROBERTO MENDOZA

I am delighted to advise you that on 18 February 1998 Roberto Mendoza joined the Board of Reuters Group PLC as a non-executive director. Roberto is Vice Chairman and a director of J. P. Morgan & Co. Inc. As required by Reuters articles of association, Roberto will stand down at the annual general meeting on 21 April 1998 and offer himself for re-election, as will Dick Olver who was appointed as a non-executive director in December 1997.

PLAN 2000

The enclosed circular describes Plan 2000, a new employee share option plan for which we will seek your approval at the extraordinary general meeting to be held immediately following the annual general meeting on 21 April 1998.

Yours sincerely

CHRIS HOGG, Chairman

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NOTICE OF ANNUAL GENERAL MEETING


Notice is hereby given that the first annual general meeting of Reuters Group PLC ("the company") will be held at Stationers' Hall, Ave Maria Lane, London EC4M 7DD on Tuesday 21 April 1998 at 11.30am when the following business will be considered:

A. ORDINARY BUSINESS
ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following resolutions 1-10 which will be proposed as ordinary resolutions:

1. To note the report of the directors and audited financial statements of Reuters Holdings PLC for the year ended 31 December 1997.

2. To declare a dividend.

3. To re-elect as a director Peter James Denton Job, who retires by rotation and, being eligible, offers himself for re-election.

4. To re-elect as a director David Granger Ure, who retires by rotation and, being eligible, offers himself for re-election.

5. To re-elect as a director Andre-Francois Helier Villeneuve, who retires by rotation and, being eligible, offers himself for re-election.

6. To re-elect as a director Sir David Alan Walker, who retires by rotation and, being eligible, offers himself for re-election.

7. To re-elect as a director Richard Lake Olver, who retires having been appointed by the Board since the last annual general meeting of Reuters Holdings PLC and, being eligible, offers himself for re-election.

8. To re-elect as a director Roberto Mendoza, who retires having been appointed by the Board since the last annual general meeting of Reuters Holdings PLC and, being eligible, offers himself for re-election.

9. To re-appoint Price Waterhouse as auditors of the company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the company, in accordance with Section 241 of the Companies Act 1985, and to authorise the directors to fix their remuneration.

10. That the authority to allot relevant securities conferred on the directors by Article 11 of the company's articles of association be and is hereby granted for the period ending on the date of the next annual general meeting or on 21 July 1999 (whichever is the earlier) and for such period the Section 80 amount shall be (pound)118,110,975.

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
SPECIAL RESOLUTION

To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

11. That the power to allot equity securities conferred on the directors by
Article 11 of the company's articles of association be and is hereby granted for the period ending on the date of the next annual general meeting or on 21 July 1999 (whichever is the earlier) and for such period the Section 89 amount shall be (pound)17,716,646.

B. SPECIAL BUSINESS
ORDINARY RESOLUTION

To consider as special business and, if thought fit, to pass the following resolution as an ordinary resolution:

12. That, pursuant to Article 86 of the articles of association of the company, the ordinary remuneration of the directors not holding executive office be and is hereby increased with effect from 1 January 1998 to (pound)33,000 per annum.

SPECIAL RESOLUTIONS

To consider as special business and, if thought fit, to pass the following resolutions 13 and 14 as special resolutions:

13. That the company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 141,733,169 ordinary shares of 25p each in the capital of the company at prices per share not less than 25p nor more than 5% above the average of the closing middle market prices of the ordinary shares taken from the London Stock Exchange Daily Official List for the five business days before the purchase is made, such authority to expire at the conclusion of the annual general meeting of the company in 1999 or, if earlier, on 21 October 1999 but so that the company may, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry.

14. That the articles of association of the company be altered by:

         (a) substituting for the existing Article 95 the following Article: "At each annual general meeting of the company the greater of (i) one-third of the directors (or, if the number of directors is not a multiple of three, the number nearest to but not greater than one-third) and (ii) the number of directors required to retire pursuant to Article 96 shall retire from office by rotation"; and

         (b) substituting for the first sentence of Article 96 the following sentence: "The directors to retire by rotation at an annual general meeting shall comprise any director who: (i) is due to retire at the meeting by reason of age; (ii) wishes to retire and not offer himself for re-election; or (iii) shall not have retired from office by rotation in the period of three years ending on the date of the meeting."

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Any members entitled to attend and vote at this meeting are entitled to appoint a proxy or proxies to attend and vote in their stead. A proxy need not be a member of the company. A form of proxy is enclosed which shareholders are invited to complete and return in accordance with the instructions on it. The lodging of a form of proxy will not prevent the member from attending the meeting and voting in person. A shareholder must be entered on the register of members by 09.00am on 20 April 1998 in order to have the right to attend or vote at the meeting.

By order of the Board

SIMON YENCKEN, Company Secretary
6 March 1998



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EXPLANATORY NOTES

RESOLUTION 1 - ACCOUNTS

The report of the directors and audited financial statements for the year ended 31 December 1997 of Reuters Holdings PLC will only be "noted" (rather than "received" in the usual way) since they relate to Reuters Holdings PLC, rather than the company.

RESOLUTION 2 - DIVIDEND

The directors are recommending an interim dividend of 9.9p per ordinary share, payable on 27 April 1998 to shareholders on the register as at 20 March 1998 in lieu of the final dividend of Reuters Holdings PLC in respect of the year ended 31 December 1997.

RESOLUTIONS 3, 4, 5 & 6 - RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

One-third of the directors must retire each year, though they may offer themselves for re-election. This year, Peter Job, David Ure, Andre Villeneuve and Sir David Walker are retiring and seeking re-election. See pages 18 and 19 of the 1997 Annual Report of Reuters Holdings PLC for biographical details.

RESOLUTIONS 7 & 8 - RE-ELECTION OF DIRECTORS APPOINTED BY THE BOARD

Richard Olver having been appointed by the Board in December 1997 and Roberto Mendoza having been appointed to the Board in February 1998 are required to retire at the next annual general meeting and offer themselves for re-election by the shareholders. See page 18 of the 1997 Annual Report of Reuters Holdings PLC for biographical details of Richard Olver. Roberto Mendoza is Vice Chairman and a director of J. P. Morgan & Co Inc. He joined Morgan in 1967. From 1980 to 1985 he headed the group that provided capital market services to clients, and then became head of the mergers and acquisitions group.

RESOLUTION 9 - RE-APPOINTMENT OF AUDITORS

The company's independent auditors must be appointed each year at the annual general meeting. The directors have recommended retaining Price Waterhouse.

RESOLUTION 10 - ISSUES OF SHARES BY THE DIRECTORS

To comply with Section 80 of the Companies Act 1985, resolution 10 seeks to renew the directors' authority to issue shares. This authority is limited to (pound)118,110,975 of share capital which represents one-third of the nominal amount of the company's issued ordinary share capital at 25 February 1998.

RESOLUTION 11 - DISAPPLICATION OF PRE-EMPTION

To comply with Section 89 of the Companies Act 1985, resolution 11 seeks to renew the directors' authority to issue a limited number of shares for cash without first offering them to existing shareholders. This authority is limited to (pound)17,716,646 of share capital, which represents 5% of the nominal amount of the company's issued ordinary share capital at 25 February 1998.

The directors consider that it is in the best interests of the company that they should have the flexibility conferred by the authorities sought under resolutions 10 and 11, although they have no present intention to make any

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
further issue of shares for cash using these authorities, other than to issue small numbers of ordinary shares to US employee share option holders, to round up their share entitlements to the multiples of ordinary shares required for the issue of American Depositary Shares and to issue shares to participants of certain Reuters Holdings PLC employee share option schemes in exercise of their options. The authorities will lapse fifteen months after the annual general meeting or at the conclusion of the 1999 annual general meeting, whichever is the earlier.

RESOLUTION 12 - INCREASE IN NON-EXECUTIVE DIRECTORS' FEES

The ordinary remuneration of non-executive directors is currently (pound)30,000 per year. The remuneration of non-executive directors of Reuters Holdings PLC was last increased on 1 January 1996.

RESOLUTION 13 - PURCHASE OF OWN SHARES BY THE COMPANY

This resolution renews for up to 18 months authority for the company to buy its own shares in the market, limits the number of shares which could be purchased and sets minimum and maximum prices. This authority would only be exercised if market conditions made it advantageous to do so. The effect of any such purchases would be to reduce the number of shares in issue and the directors would accordingly only make such purchases after considering the effect on earnings per share and the benefits for shareholders generally.

RESOLUTION 14 - ALTERATION TO THE COMPANY'S ARTICLES OF ASSOCIATION

Article 95 of the company's articles of association currently states that at each annual general meeting of the company one-third of the directors or, if their number is not a multiple of three, the number nearest to but not greater than one-third shall retire from office by rotation. When, as now, the number of directors is not a multiple of three, this article can result in a director holding office for more than three years before retiring by rotation. The directors recommend the proposed alterations to Articles 95 and 96 be made to ensure that all the directors are required to submit themselves for re-election every three years, as recommended in the Hampel Committee Report on Corporate Governance.

NOTE: Copies of service contracts of directors with the company and its subsidiaries not expiring or determinable without payment of compensation within one year will be available for inspection at the registered office of the company during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this notice until the close of the annual general meeting and at the place of the meeting for at least 15 minutes before and during the meeting.


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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

IF YOU ARE IN ANY DOUBT AS TO WHAT ACTION TO TAKE, YOU ARE RECOMMENDED TO CONSULT AN APPROPRIATE INDEPENDENT ADVISER.

If you have sold or transferred all of your registered holding of Ordinary Shares or American Depositary Shares of Reuters Group PLC, please forward this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

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                                REUTERS GROUP PLC

                          EXTRAORDINARY GENERAL MEETING
                           TO BE HELD ON 21 APRIL 1998

       to approve the adoption of the Plan 2000 employee share option plan





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Notice of an extraordinary general meeting of Reuters Group PLC to be held on
Tuesday 21 April 1998 at 11.45 a.m., or as soon thereafter as the annual general meeting convened for that date shall have terminated, is set out at the end of this document.

HOLDERS OF ORDINARY SHARES SHOULD COMPLETE FORMS OF PROXY FOR USE AT THIS MEETING AND RETURN THEM AS SOON AS POSSIBLE. TO BE VALID, FORMS OF PROXY MUST ARRIVE NO LATER THAN 11.30 A.M. (LONDON TIME) ON 19 APRIL 1998. HOLDERS OF AMERICAN DEPOSITARY SHARES SHOULD COMPLETE VOTING INSTRUCTION CARDS IN RELATION TO THE VOTING RIGHTS ATTACHED TO THE ORDINARY SHARES REPRESENTED BY THEIR AMERICAN DEPOSITARY SHARES AND RETURN SUCH FORMS AS SOON AS POSSIBLE AND IN ANY EVENT BY 5.00 P.M. (NEW YORK TIME) ON 18 APRIL 1998.


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
REUTERS GROUP PLC

REUTERS GROUP PLC
SIR CHRISTOPHER HOGG
CHAIRMAN 6 MARCH 1998

TO THE HOLDERS OF ORDINARY SHARES, THE FOUNDERS SHARE AND AMERICAN DEPOSITARY SHARES

Dear Shareholder

PROPOSED ALL EMPLOYEE SHARE OPTION PLAN ("PLAN 2000")

I am writing to explain the proposal which is to be put to shareholders of Reuters Group PLC ("Reuters" or "the company") at an extraordinary general meeting to be held on Tuesday 21 April 1998, immediately following the annual general meeting convened for that date.

Reuters faces a number of opportunities and challenges over the next few years. Two of these, Economic and Monetary Union (EMU) and the issues arising out of the millennium date, are currently particularly in focus. Our ability to handle these relies on the skill and dedication of our staff.

The challenges are not only technical, they apply to the whole organisation. There are very few Reuters personnel who will not be called upon to make special efforts to ensure customer satisfaction. More than 1,400 man years of work are expected to be spent by Reuters staff on millennium-related issues alone. The coincidence of the millennium and the introduction of EMU is expected to pose challenges which the company believes that its employees will rise to meet.

For these reasons the Board and the Remuneration Committee believe that it is appropriate to introduce an additional share option plan - Plan 2000 - to help retain and motivate employees worldwide through and into the new millennium. This is the subject of this circular.

SUMMARY OF PROPOSED PLAN 2000

Broadly, Plan 2000 is proposed as a single award of options in response to the exceptional circumstances and demands placed on the company and its employees through the turn of the century.

Under the proposed plan all eligible staff worldwide (other than executive directors and part-time employees whose participation will be at the discretion of the Remuneration Committee) will be invited to apply for an option to acquire 2,000 shares at a price equal to the average of the mid-market value of the shares on the three dealing days immediately preceding the invitation date. These invitations will be made within six weeks of the interim announcement in July 1998. The Plan also contains a facility for invitations to be made to employees who join Reuters after the initial qualification date. No options under the Plan can however be granted after 30 June 1999. The likelihood is that only employees who join Reuters up to the end of 1998 will receive an award under Plan 2000. It is estimated that about 16,000 employees will be able to participate.

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Options will normally only become exercisable on the third anniversary of the date of grant, by option holders who have been employed throughout that three year period. The options will then remain exercisable by employed option holders for a further four years. For option holders who cease employment special rules will apply as summarised in the Appendix. On events such as a reconstruction or on a variation of share capital of the company options may become exercisable or, depending upon the circumstances, may be exchanged for options over shares in another company.

In some countries there may be regulatory or tax issues arising from the Plan as proposed. Approval is therefore also sought for the Board to create sub-plans or to make modifications to the Plan to resolve such issues and/or to accommodate local variations in tax treatment. Such modified arrangements must fall within the overall objectives and spirit of the Plan (in particular the maximum quantum of individual awards and the market value option exercise price).

Plan 2000 is an all employee share plan, performance targets have not therefore been included. Employees will only benefit if the Reuters share price exceeds the exercise price per share of the options. The Plan is consistent with the guidelines of the Association of British Insurers (ABI) in relation to the number of shares which can be newly issued in conjunction with all the various Reuters share plans (as summarised in the Appendix) or held in employee trusts.

Further details of the proposed Plan are set out in the Appendix.

AVAILABILITY OF SHARES AND FUNDING

The intention is that the shares to be used for the Plan will principally be made available by the existing Reuters Employee Share Ownership Trusts (ESOTs) established in 1990 and 1994 which will purchase shares in the market sufficient, when aggregated with any unallocated shares in the ESOTs, to satisfy option exercises. The ESOTs may also subscribe for shares from the company provided such subscription would not cause the ABI guidelines to be breached.

Funding for the ESOTs' share purchases will be provided by group employing companies, primarily by way of interest free loans, such loans being repaid as and when staff exercise options under the Plan. Any excess cost, for example if the ESOTs have acquired shares at prices in excess of the option exercise prices will be charged against the profits of the Reuters Group. The ESOTs together with any other similar Reuters employee trusts are not permitted to hold, in aggregate, more than 5% of the company's issued share capital at any one time.

It is estimated that the cost of the Plan to the group will be approximately (pound)10 million per annum over the three year initial vesting period (about 1% of 1997 staff costs).

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ACTION TO BE TAKEN

Holders of Ordinary Shares will find enclosed a form of proxy for use in connection with the extraordinary general meeting. Whether or not you intend to be present at the meeting, you are requested to complete and return the form of proxy as soon as possible and, in any event, so that it is received by the UK Registrars not later than 11.30 a.m. on 19 April 1998.

The completion and return of the form of proxy will not preclude holders of Ordinary Shares from attending the meeting and voting in person, should they wish to do so.

Holders of American Depositary Shares will find enclosed a voting instruction card issued by Morgan Guaranty Trust Company of New York, as Depositary ("the US Depositary"), for use in connection with the extraordinary general meeting, which they are requested to complete and return as soon as possible and, in any event, so that it is received by the US Depositary not later than 5.00 p.m. (New York time) on 18 April 1998.

RECOMMENDATION

YOUR BOARD HAS CONSIDERED THE ABOVE PROPOSAL (THE EXECUTIVE DIRECTORS DECLARING AN INTEREST AND REFRAINING FROM VOTING). IT BELIEVES THAT THE INTRODUCTION OF PLAN 2000 IS A POSITIVE STEP AND WOULD LIKE SHAREHOLDERS NOT ONLY TO BE AWARE OF THE PLAN BUT ALSO TO GIVE IT THEIR SUPPORT. ACCORDINGLY, YOUR DIRECTORS (EXCLUDING THE EXECUTIVE DIRECTORS) RECOMMEND THAT SHAREHOLDERS VOTE (OR INSTRUCT THE US DEPOSITARY TO VOTE) IN FAVOUR OF THE RESOLUTION TO BE PROPOSED AT THE EXTRAORDINARY GENERAL MEETING TO BE HELD ON TUESDAY 21 APRIL 1998, AS THE DIRECTORS (EXCLUDING THE EXECUTIVE DIRECTORS) INTEND TO DO IN RESPECT OF THE ORDINARY SHARES BENEFICIALLY OWNED BY THEM.

Yours sincerely

SIR CHRISTOPHER HOGG
Chairman


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APPENDIX
SUMMARY OF THE RULES OF PLAN 2000 (THE PLAN)

OPERATION OF THE PLAN

The Plan provides for the grant of an option over 2,000 shares to each eligible employee. Options cannot be granted after 30 June 1999. Only those employees of a group company which is a participating company for the purposes of the Plan will be eligible. The vast majority of the companies in the group will be participating companies. The Plan will be administered by the Board or a subcommittee of the Board (the Plan Committee).

The Plan Committee may exercise its discretion to invite employees to apply for the grant of options under the Plan within six weeks following the announcement of the company's interim or final results. In exceptional circumstances including changes in relevant legislation or where invitations cannot be issued for legal, regulatory or tax reasons, invitations can be issued outside those six week periods.

GRANT OF OPTIONS

All full-time employees on a date specified by the Plan Committee will be eligible employees. Executive directors and part-time employees will only be permitted to participate at the discretion of the Remuneration Committee. The Plan Committee may impose a minimum hours of work requirement as a condition of grant of the option and any such condition may vary between the jurisdictions in which the Plan is operated.

An eligible employee who returns a duly completed application form may be granted an option over 2,000 ordinary shares. An option may be granted by the company or by the trustees of any employee benefit trust established by any company within the Reuters Group.

The exercise price per share under the option will not be less than the market value per share, determined from the average mid-market value on the three dealing days immediately prior to the issue of the invitation.

An employee may renounce an option that has been granted to him if he does so within 30 days of grant. Options are not transferable and any attempted transfer will make the option void. This does not prevent the personal representatives of a deceased option holder from exercising an option within a year of death.

LIMITS ON GRANT IN ACCORDANCE WITH ABI GUIDELINES

An option to subscribe may not be granted under the Plan if it would cause the aggregate number of shares issued and issuable on the exercise of options granted within the previous ten years to exceed 10% of the company's shares in issue on the dealing day immediately prior to the date of grant.

An option to subscribe for shares may not be granted under the Plan if it would cause the aggregate number of shares issued and issuable on the exercise of options granted within the previous three years to exceed 3% of the company's shares in issue on the dealing day immediately prior to the date of grant.


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The aggregate number of shares held at any one time in employee trusts operated by the group shall not exceed 5% of the company's issued share capital.

EXERCISE OF OPTIONS

Options may be exercised on the earliest of: the third anniversary of grant, the death of an option holder, on cessation of employment by reason of injury, ill health, disability or retirement. On cessations of employment which do not fall within the above categories or on a departure of the employee company or business from the group, options will generally lapse unless the Plan Committee of the company taking into account the circumstances, determines otherwise.

Options may also become exercisable for limited periods on certain events such as a reconstruction, amalgamation, winding up or a technical change in control of the company. Employees may exercise their options for a limited period where there are alterations to a class of shares or to the rights attaching to shares which affect their status as Plan Shares. At the end of such periods options will lapse. Where there is a change in control event, options may be exchanged for options over the new parent company's shares if the option holder and that company agree. However, in such a situation the Plan Committee may provide that options do not become exercisable and will lapse unless exchanged for options over the new parent company's shares.

Options lapse on the earliest of:

-    the seventh anniversary of their grant;

-    the first anniversary of the option holder's death;

- six months after termination of employment by reason of injury, ill health, disability, or retirement (unless the Plan Committee allows a longer period for exercise);

- on cessation of employment for any other reason (unless the Plan Committee specifies otherwise);

- at the end of the period specified on the occurrence of certain other events including an amalgamation, winding up, technical change in control or alteration of share rights, and on the surrender of the option by the option holder.

VARIATION OF SHARE CAPITAL

On a variation of share capital of the company including a demerger, capitalisation or rights issue or on any consolidation, sub-division or reduction of share capital, the number of shares subject to any option and the exercise price per share may be adjusted by the Plan Committee in such manner as the company's auditors confirm to be fair and reasonable. The exercise price per share cannot be reduced below nominal value unless arrangements are made to capitalise undistributed profits or reserves to fund the difference between the exercise price per share and the nominal value of a share. Adjustments to the options are deemed effective from the record date at which the variation applied to other shares of the same class.

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MANNER OF EXERCISE

Options may be exercised in whole or in part by the option holder delivering a notice of exercise to the grantor of the option or its agents. The shares will be received by the option holder or by a person he nominates, within 30 days of exercise. An employee trust may satisfy an option granted by the company and vice versa. The company shall apply for a listing for shares acquired on the exercise of options if they are not already so listed. Shares obtained on the exercise of an option rank pari passu with other shares of the same class save for any rights determined by reference to a record date preceding the date of allotment.

To the extent that a company in the group is liable to withhold tax, social security or national insurance contributions, the option holder will be deemed to have given authority for sufficient shares acquired on the exercise of his option to be sold so as to satisfy such liability and to allow the proceeds of sale to be remitted directly to the appropriate group company unless the option holder has elected to pay the relevant amount to such group company and has done so within 15 days of the date of exercise.

ADMINISTRATION

The Plan Committee may amend the rules provided that no amendment may be made which would materially prejudice the rights of option holders without obtaining the prior consent of 75% of option holders who vote on such amendment. No amendment may be made to the provisions relating to option holders, the Plan limits and the basis for determining an option holder's entitlement without the consent of the shareholders in general meeting (except for minor amendments to benefit the administration of the Plan to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for option holders or for a company which participates in the Plan).

The Board may create sub-plans as necessary or desirable to operate it in any jurisdiction in which employees are situated. The Board may also at its discretion provide that designated employees receive options that entitle them to a cash payment calculated by reference to the difference between the notional exercise price of an award of a number of notional shares and the market value of shares on the date of exercise.

The company and the trustees of any employee trust that have granted options must procure that sufficient shares are available to satisfy the exercise of options.

Option holders are not entitled to vote, receive shareholder information or to receive dividends unless and until they acquire shares on the exercise of options.

The cost of the Plan shall be borne by the companies participating in the Plan in such proportions as shall be determined and agreed.

The rights of an employee under the terms of his office or employment shall not be affected by participation in the Plan, and the benefits under the Plan will not form part of his pensionable remuneration. The existence of options shall not affect the company's power to carry out any lawful corporate transaction.


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NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an extraordinary general meeting of Reuters Group PLC will be held at Stationers' Hall, Ave Maria Lane, London EC4M 7DD on Tuesday 21 April 1998 at 11.45 a.m., or as soon thereafter as the annual general meeting convened for that date shall have been terminated, for the purpose of considering and, if thought fit, passing the following ordinary resolution.

ORDINARY RESOLUTION

That

(a) Plan 2000 ("the Plan"), a summary of which is contained in the Chairman's letter of 6 March 1998 and in the Appendix to that letter, the draft Rules of which are produced to this meeting and which for the purpose of identification have been signed by the Chairman, be and is hereby approved; and

(b) the directors be authorised to do everything necessary to implement the Plan and to establish sub-plans to the Plan which modify its application to take account of local tax, exchange control or securities laws in the applicable overseas territories, provided that any shares made available under such sub-plans to the Plan will be treated as counting towards the limits on individual or overall participation contained in the Plan.

By order of the Board

Simon Yencken, Company Secretary
6 March 1998

NOTES:
1. A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the company.

2. A pre-paid form of proxy is enclosed which shareholders are invited to complete and return. Lodging a form of proxy will not prevent the shareholder from attending the meeting and voting in person.

3. The instrument appointing a proxy, together with any power of attorney under which it is signed, or a duly certified copy thereof, must be deposited at the offices of the company's Registrars, Bank of Scotland, Registrar Department, Apex House, 9 Haddington Place, Edinburgh EH7 4AL or by hand to Bank of Scotland, First Floor, Broad Street House, 55 Old Broad Street, London EC2P 2HL not less than 48 hours before the time for holding the meeting.

4. Holders of American Depositary Shares should complete voting instruction cards in relation to the voting rights attached to the Ordinary Shares represented by their American Depositary Shares and return such forms to the US Depositary as indicated on the voting instruction card as soon as possible and in any event by 5.00 p.m. (New York time) on 18 April 1998.

5. Copies of the Rules of the proposed Plan 2000 are available for inspection at the company's registered office, and at the office of the US Depositary at 60 Wall Street, New York, New York 10260, United States of America, during normal business hours on weekdays (excluding Saturdays and public holidays) from the date of this notice until close of business on 21 April 1998 and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting.

6. The company pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, specifies that only those shareholders registered in the register of members of the company as at 11.30 a.m. on 19 April 1998 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at this meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after 11.30 a.m. on 19 April 1998 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

7. The directors of the company reserve the right up to the time of the extraordinary general meeting on 21 April 1998 to make such amendments and additions to the draft Plan as they may consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summary contained in the circular.

FOR IMMEDIATE RELEASE

CONTACT: Robert Crooke                      Robin Verges
         Reuters America Inc.               Rudin Management
         212-603-3587                       212-843-8075
         robert.crooke@reuters.com          rverge@rubenstein.com

REUTERS & RUDIN EXECUTE AGREEMENT WITH PRUDENTIAL FOR TIMES SQUARE PARCEL; NEW US HEADQUARTERS FOR REUTERS TO BREAK GROUND THIS FALL
--------------------------------------------------------------------------

SUBJECT: REUTERS & RUDIN EXECUTE AGREEMENT WITH PRUDENTIAL FOR TIMES SQUARE PARCEL; NEW US HEADQUARTERS FOR REUTERS TO BREAK GROUND THIS FALL

NEW YORK, February 26, 1998--Reuters, the international news and financial information group, and Jack, Lewis and William Rudin, today agreed to terms with The Prudential Insurance Company of America governing their purchase of the Times Square site on which they will develop a new US headquarters for Reuters. The Rudins plan to begin construction this fall and to open the new building, estimated to cost $360 million, early in 2001.

As announced last fall by Governor George E. Pataki and Mayor Rudolph W. Giuliani, the new Reuters Building will rise on the northwest corner of 42nd Street and Seventh Avenue. At approximately 30 stories high, with a base footprint of 29,400 square feet, the Reuters Building will contain a total of 855,000 rentable square feet of space, some 500,000 square feet of which will become the new Reuters US headquarters. The structure also will feature a Reuters Financial Television (RFTV) studio facing Times Square.

Approximately 79,000 square feet will be devoted to retail uses over several levels, and the site will feature some 34,000 square feet of state-of-the-art signage.

The Reuters Building will consolidate some 1,800 Reuters employees on the site from seven current Manhattan locations. City and State incentives encourage a further projected 2,348 new jobs over the next 23 years.

MICHAEL O. SANDERSON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF REUTERS AMERICA HOLDINGS INC., stated: "As we said last fall when we announced plans for a new Reuters Building, we are determined to grow our business in America substantially. Today, we proudly announce the execution of a formal agreement to achieve those plans. The Reuters Building will allow us to fuel our growth by achieving significant cost savings and efficiencies from consolidating our people in a single New York City location that keeps us close to many of our key customers."

The 42nd Street Development Project Inc. (a subsidiary of the Empire State Development Corporation, which works with the City of New York through its Economic Development Corporation) has spearheaded the overall revival of the Times Square area, of which the new Reuters Building is a key part.

NEW YORK GOVERNOR GEORGE E. PATAKI said: "Reuters' enormous commitment to 42nd Street and to this City and State enhances the image of New York as the media capital of the world. Its respected name and well-established reputation in the international community will give added meaning to the Crossroads of the World. On behalf of all New Yorkers, we welcome Reuters to Times Square, and thank Michael Sanderson of Reuters and the Rudin Family for their faith in, and commitment to, the Empire State."

NEW YORK CITY MAYOR RUDOLPH W. GIULIANI said: "I am very pleased that Reuters' North American headquarters will soon be built in the heart of Times Square. This new office tower will be another landmark that demonstrates New York City's stature as the media and information capital of the world. I want to congratulate everyone involved in this very important and successful transaction. By working together, we keep 1,800 jobs in New York City and potentially add 2,348 jobs over the next 23 years."

During its 12-year involvement with the revitalization of Times Square, Prudential has committed itself to investing more than $435 million--with over $400 million spent to date--for condemnation and rehabilitation of sites to be developed; interim retail uses on the development sites; rehabilitation and restoration of the New Victory Theatre and construction of a seven-story rehearsal space on West 42nd Street; enhanced streetscape; and other public improvements.

BRIAN MURPHY, MANAGING DIRECTOR OF THE PRUDENTIAL REALTY GROUP, said: "With this agreement, the last piece falls into place for a magnificent new building to rise over a transformed Times Square. The new Reuters headquarters will be an ideal addition to the New York of the New Millennium, one that brings the international prestige of Reuters right into the Crossroads of the World. All of us at Prudential are delighted to see our long-term vision, and our patient investment in the future of 42nd Street, being realized."

WILLIAM C. RUDIN said: "On behalf of my father Lewis and my uncle Jack and the rest of the Rudin development team, we are very excited to be working with Reuters to develop their North American headquarters at the crossroads of the world. We would like to thank Governor Pataki, Mayor Giuliani, Chairman Gargano, Deputy Mayor Randy Levine, EDC President Charles Millard and Wendy Leventer, Acting President of the 42nd Street Development Project, and the Prudential, for their vision and help in revitalizing the Times Square area. As we move into the new millennium, this project, which combines cutting-edge technology and global connectivity, will stand as a testament to the rebirth of the most exciting neighborhood in the world."

CHARLES A. GARGANO, CHAIRMAN, EMPIRE STATE DEVELOPMENT CORPORATION, said:
"Governor Pataki made the rebirth of 42nd Street a top priority. The addition of the Reuters Building on 42nd Street again demonstrates that Times Square's redevelopment is one of the most dramatic urban revitalization projects this country has ever seen. As the leader in supplying information to businesses from Wall Street to Fleet Street, Reuters adds to the prestige and the promise of the new Times Square."

NEW YORK CITY ECONOMIC DEVELOPMENT CORPORATION PRESIDENT CHARLES MILLARD said:
"The Reuters Building is another example of the tremendous benefits the City is experiencing under Mayor Giuliani's leadership. Times Square will soon have another state-of-the-art office tower, and New York City secures the presence of a leading international news and financial information wire service for the next 23 years."

DAVID TURNER, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, REUTERS AMERICA HOLDINGS INC., said: "The Reuters Building project underscores the commitment we are making to become a bigger participant in the American market. The flexibility we have built into our formal agreement supports that commitment while providing Reuters the freedom to grow on this site in the future. We would again like to express our appreciation to the Governor and the Mayor, ESDC Chairman Gargano and EDC President Millard for helping make the economics of a Times Square location viable. We are pleased to be working with the Rudin family, with whom we have a long-standing relationship, and The Prudential Insurance Company."

The agreement was negotiated for Reuters by David Turner and Glenn Elliott, Vice President, Real Estate Services, Reuters America Holdings Inc. They were assisted by advisors Bruce E. Mosler, Executive Director, Cushman & Wakefield, Joseph J. Simone, President, Tishman Real Estate Services, and Joseph A. Cabrera, Executive Director, Insignia/ESG.

In addition, the consultants for the project are Fox & Fowle Architects, P.C. (architect), Severud Associates (structural engineer), and Jaros Baum & Bolles (mechanical engineer).

BRUCE S. FOWLE, FAIA, PRINCIPAL OF FOX & FOWLE ARCHITECTS, P.C., said: "The new Reuters headquarters will serve as a crucial link between the revitalized 42nd Street theater district and the vibrant bow-tie area of Times Square. The building will be both a corporate icon and a contextual composition that draws its energy from each venue. Designed as a dynamic assemblage of volumes and planes varied in scale, color and texture, the architecture of the Reuters Building will truly celebrate its place at the Crossroads of the World."

Reuters Group PLC (RTRYD: NASDAQ) is the world's largest news and financial information services company. Reuters America Holdings Inc. is the entity which oversees the primary American operating businesses of Reuters Group. These include Reuters America Inc., Instinet Corporation, Reuters NewMedia Inc., Reuters Television International Inc., Loan Pricing Corporation, and Reality Online Inc.

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

                                      # # #

6 March 1998                                                      No 07/98


FOR IMMEDIATE RELEASE

REUTERS PROPOSES EMPLOYEE SHARE OPTION PLAN
-------------------------------------------

London, 6 March - Reuters today announced its intention to introduce Plan 2000, a new all Employee Share Option Plan to motivate employees worldwide through and into the new millennium.

Reuters faces a number of opportunities and challenges over the next few years. Two of these, European Economic and Monetary Union (EMU) and the issues arising out of the millennium date, are currently in focus. Reuters ability to handle these relies on the skill and dedication of its staff.

Plan 2000 is proposed as a single award of options. Under the proposed plan all eligible staff worldwide will be invited to apply for an option to acquire 2,000 shares at a price equal to the average of the mid-market value of the shares on the three dealing days immediately preceding the invitation date. These invitations will be made within six weeks of the announcement of Reuters interim results in July 1998.

Options will normally only become exercisable on the third anniversary of the date of grant, by option holders who have been employed throughout the three-year period.

It is estimated that about 16,000 employees will be able to participate.

The proposal will be put to shareholders of Reuters Group PLC at an extraordinary general meeting to be held on Tuesday 21 April 1998.

END

For further information please contact Peter V Thomas, Director, Media Relations, (Tel: 0171-542 4890 or 0171-542 7457) or by email
peter.v.thomas@reuters.com.

or Geoff Wicks, Director, Corporate Relations (Tel: 0171-542 8666 or 0171-542
3717) or by email geoff.wicks@reuters.com.

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

12 March 1998                                                          No. 08/98


FOR IMMEDIATE RELEASE

REUTERS REJECTS US CLAIMS MADE BY TYPLAN
----------------------------------------

London, 12 March - Reuters received confirmation late yesterday that All-Media-Typlan AG, a Swiss software house, had filed suit against Reuters in the US District Court in New York claiming fraud and other violations under the Racketeer Influenced and Corrupt Organisation (RICO) Act.

Reuters believes that such allegations of fraud and similar claims are completely without foundation. The dispute simply involves the interpretation of a complex contractual situation which has no substantive connection to Reuters America Inc. or the United States. The dispute involves two Typlan contracts, one with Reuters Limited, a UK corporation, which is governed by English law, and one with Reuters SA, a Swiss corporation, which is governed by Swiss law.


END

For further information please contact Geoff Wicks, Director, Corporate Relations (Tel: 0171-542 8666 or 0171-542 3717) or by email
geoff.wicks@reuters.com.

or Peter V Thomas, Director, Media Relations, (Tel: 0171-542 4890 or 0171-542
7457) or by email peter.v.thomas@reuters.com.

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

30 March 1998

FOR IMMEDIATE RELEASE

REUTERS PUBLISHES FURTHER MILLENNIUM INFORMATION
------------------------------------------------

London, 28 March - Reuters announced today the publication of a second round of documentation for its Millennium Compliance programme. At the same time, the Confederation of British Industry (CBI) acknowledged Reuters Millennium activities with the first of a series of Year 2000 recognition awards.

In November 1997 Reuters launched its Millennium Challenge with detailed information for customers and business partners on its programme to deal with the date change and its impact on Reuters products. In particular, it listed products which would be included in its Millennium Compliance Programme and those which would become obsolete before the Millennium.

The latest update provides more detailed information about the product strategy and indicates the expected versions and certification dates of software releases and components through the Millennium Compliance Programme. The documentation also describes the company's Millennium Warranty which offers assurances that the functionality of specified Reuters products will not be reduced as a result of issues related to the date change.

Martin Vickery, International Director, Reuters Millennium Programme said "This second set of documentation will enable us to keep our customers up-to-date on the progress of Reuters programme and will assist them in their own Millennium-related activities".

As before, brochures are being sent to over 50,000 Reuters customer locations around the world and the information has also been posted onto Reuters public Internet web site and its extranet, Reuters Web.

Earlier today, Prime Minister Tony Blair presented the CBI's award to Reuters Chief Executive Peter Job at a Midland Bank/Action 2000 conference in London. Throughout 1998 the CBI will recognise companies which have put in place comprehensive programmes to deal with the Millennium date change.

                                                                  Continued...

2


In February, Reuters announced that incremental costs for its Millennium programme were expected to be (pound)73 million for the period 1997 to 1999.

END

For further information please contact Peter V Thomas, Director, Media Relations, (Tel: 0171-542 4890 or 0171-542 7457) or by email
peter.v.thomas@reuters.com.

or Geoff Wicks, Director, Corporate Relations (Tel: 0171-542 8666 or 0171-542
3717) or by email geoff.wicks@reuters.com.

REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

NOTE TO EDITORS

COSTS

In February 1998 Reuters published the costs of its Millennium programme in the Group's Preliminary Results for 1997. Incremental costs incurred in 1997 were approximately (pound)11 million. In 1998 costs are expected to increase to (pound)31 million and remain at similar levels in 1999. Total man years including both internal and external resources committed to the programme in 1997 were 275 and are expected to be 1,145 in 1998.

MAKE-UP OF PROGRAMME

Reuters Millennium Compliance Programme consists of six key parts which are being carried out, where possible, in parallel:

- AWARENESS

The company recognises the need to raise the awareness of customers and staff of Millennium issues and its compliance programme. Reuters sales staff and help desks around the world have been trained to address customers' queries on the company's programme and to work with them to resolve difficulties.

- INVENTORY

The company is compiling and updating an inventory of all aspects of Reuters business which are Millennium-sensitive. These include both Reuters-developed and third-party software, hardware, data, telecoms.
services and other services supplied by third parties.

- PRODUCT STRATEGY

The primary aim of the programme is to address Millennium issues in our products, operations and internal processes. However, the programme also has a secondary objective which is to streamline Reuters product lines. To do this the company will make some of its existing products and services obsolete. Reuters aims to move into the Year 2000 with a product range that has not only been through the Millennium programme but is also the most competitive in its marketplace.

- DEVELOPMENT

Reuters development staff globally will undertake the necessary Millennium compliance work themselves using additional external resources where necessary.

- TESTING

The company intends to test software at three levels:

-    Unit testing of individual software applications.

- Integration testing of groups of related applications into larger building blocks. Testing of external interfaces will also take place at this stage.

- Product testing where the operation of a complete product is tested from end to end.


- IMPLEMENTATION

The Company expects that the work necessary to upgrade customer sites will continue to December 1998. Products and technical architecture will continue to be tested in a production environment through 1999.

The following exhibits are filed herewith:

1. Memorandum and Articles of Association of Reuters Founders Share Company Limited.

2.   Deed of Mutual Covenant, dated February 18, 1998.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                REUTERS GROUP PLC
                                                --------------------------------
                                                (Registrant)


Dated:  April 2, 1998                        BY: /s/ N.C. Gardner
                                                --------------------------------
                                                Nancy C. Gardner
                                                Attorney-in-Fact

                                 EXHIBIT INDEX





1. Memorandum and Articles of Association of Reuters Founders Share Company Limited.

2.   Deed of Mutual Covenant, dated February 18, 1998.